Exhibit 1.1

Letter Agreement

June 14, 2022

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

As Representative of the Underwriters

named on Schedule A to the Underwriting Agreement

Ladies and Gentlemen:

The parties hereto hereby enter into this letter agreement (this “Agreement”) in reference to the Underwriting Agreement, dated as December 17, 2020 (the “Underwriting Agreement”), by and between Dune Acquisition Corp., a Delaware corporation (the “Company”), and Cantor Fitzgerald & Co. (“Cantor Fitzgerald”), as Representative of the several underwriters named therein (the “Underwriters”). Terms used but not defined herein shall have the meanings set forth in the Underwriting Agreement.

Cantor Fitzgerald hereby agrees to waive, for itself and as Representative on behalf of the Underwriters, any and all entitlement to the Deferred Underwriting Commission payable to the Underwriters under the Underwriting Agreement, which is hereby reduced to $0.

Dune hereby agrees Cantor shall have the right (in Cantor’s sole discretion) to act as a capital markets advisor to Dune in the event that Dune’s proposed initial business combination transaction with TradeZero Holding Corp. fails to close. Such engagement shall be on terms on and conditions to be set forth in a separate written agreement, which agreement will be based on Cantor’s customary form for similar engagements, and in any event shall provide for a fee payable to Cantor upon the closing of any business combination relating to such engagement of $3.8 million. Such right shall not extend to any capital raising transaction following the consummation of Dune’s initial business combination.

This Agreement and any transaction contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company and Cantor Fitzgerald agree that any suit or proceeding arising in respect of this Agreement or any transaction contemplated by this Agreement will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the Company and Cantor Fitzgerald agree to submit to the jurisdiction of, and to venue in, such courts.

THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Except as specifically amended by this Agreement, all other provisions of the Underwriting Agreement shall remain unchanged and in full force and effect.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of this Agreement by one party to the other may be made by facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature pages follow]

If the foregoing is in accordance with your understanding, please sign and return to us one counterpart hereof, and upon the acceptance hereof by you, this Agreement and such acceptance hereof shall constitute a binding agreement between the parties hereto.

Very truly yours,

DUNE ACQUISITION CORP.

By:	/s/ Carter Glatt
	Name:	Carter Glatt
	Title:	Chief Executive Officer

[Signature Page to Side Letter to Underwriting Agreement]

Agreed and accepted as of the date hereof:

CANTOR FITZGERALD & CO.,
as Representative of the several Underwriters

By:	/s/ Sage Kelly
	Name:	Sage Kelly
	Title:	Senior Managing Director

[Signature Page to Side Letter to Underwriting Agreement]